     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1998

                                               SECURITIES ACT FILE NO. 333-19479
                                       INVESTMENT COMPANY ACT FILE NO. 811-07203

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                                (Name of Issuer)
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                      (Name of Person(s) Filing Statement)
                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  59020H 10 4
                     (CUSIP Number of Class of Securities)
                                 ARTHUR ZEIKEL
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

          THOMAS R. SMITH, JR., ESQ.                       PATRICK D. SWEENEY, ESQ.
               BROWN & WOOD LLP                      MERRILL LYNCH ASSET MANAGEMENT, L.P.
            ONE WORLD TRADE CENTER                              P.O. BOX 9011
        NEW YORK, NEW YORK 10048-0557                  PRINCETON, NEW JERSEY 08543-9011
                                        JULY 21, 1998
                             (Date Tender Offer First Published,
                              Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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      TRANSACTION VALUATION: $21,780,000(a)                AMOUNT OF FILING FEE:
$4,356.00(b)
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(a) Calculated as the aggregate estimated maximum purchase price to be paid for 2,000,000 shares in the offer, based upon the net asset value per share ($10.89) at July 16, 1998.

(b) Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: _____________________________________________________
   Form or Registration No.: ___________________________________________________
   Filing Party: _______________________________________________________________
   Filing Date: ________________________________________________________________
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ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is Merrill Lynch Municipal Strategy Fund, Inc., a closed-end investment company organized as a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

    (b) The title of the securities being sought is shares of common stock, par value $0.10 per share (the "Shares"). As of June 30, 1998 there were in excess of 10.4 million Shares issued and outstanding.

    The Fund is seeking tenders for 2,000,000 Shares (the "Offer"), at net asset value per Share calculated on the day the tender offer terminates, less any "Contingent Deferred Sales Charge," upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 21, 1998 (the "Offer to Purchase"). A copy of each of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(2), respectively. Reference is hereby made to the Cover Page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference. The Fund has been informed that no Directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

    (c) The Shares are not currently traded on an established trading market.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is hereby made to Section 9 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Certain Effects of the Offer" and Section 9 "Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference. The Fund currently is engaged in a continuous public offering of its Shares. The Fund otherwise has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund; (d) any change in the present Board of Directors or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of Directors, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; or (g) changes in the Fund's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person. Paragraphs (h) through (j) of this Item 3 are not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    There have not been any transactions involving the Shares of the Fund that were effected during the past 40 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or Director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or Director of any such subsidiary, except that within the past 40 business days, pursuant to a continuous public offering of its Shares, the Fund has sold approximately 105,683 Shares at a price equal to the net asset value ("NAV") of the Fund on the date of each such sale.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The Fund does not know of any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer (whether or not legally enforceable) between the Fund, any of the Fund's executive officers or Directors, any person controlling the Fund or any executive officer or Director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

    (a) Reference is hereby made to the financial statements attached hereto as Exhibits (g)(1), (g)(2) and (g)(3) which are incorporated herein by reference.

    (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

    (a) None.

    (b) Reference is made to Section 11 "Certain Information About the Fund" of the Offer to Purchase, which is incorporated herein by reference.

    (c) Not applicable.

    (d) None.

    (e) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)        (i)  --Advertisement to be printed in THE WALL STREET JOURNAL.
                (ii)  --Offer to Purchase.
   (a)(2)             --Form of Letter of Transmittal.
   (a)(3)             --Letter to Stockholders.
  (b)-(f)             --Not applicable.
   (g)(1)             --Audited Financial Statements of the Fund for the period November 3, 1995
                        (commencement of operations) to October 31, 1996.
   (g)(2)             --Audited Financial Statements of the Fund for the fiscal year ended October
                        31, 1997.
   (g)(3)             --Unaudited Financial Statements of the Fund for the six months ended April
                        30, 1998.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MERRILL LYNCH MUNICIPAL
                                          STRATEGY FUND, INC.

                                          By         /s/ TERRY K. GLENN
                                             ...................................

                                                      Terry K. Glenn,
                                                 EXECUTIVE VICE PRESIDENT

Date: July 21, 1998

                                 EXHIBIT INDEX

  EXHIBIT
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(a)(1)(i)    Advertisement to be printed in THE WALL STREET JOURNAL.
(a)(1)(ii)   Offer to Purchase.
(a)(2)       Form of Letter of Transmittal.
(a)(3)       Letter to Stockholders.
(g)(1)       Audited Financial Statements of the Fund for the period November 3, 1995 (commencement of operations)
             to October 31, 1996.
(g)(2)       Audited Financial Statements of the Fund for the fiscal year ended October 31, 1997.
(g)(3)       Unaudited Financial Statements of the Fund for the six months ended April 30, 1998.